1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Mike Ma, Spokesperson
No. 123, Sec. 3, Da Fong Rd.	mikema@spil.com.tw
Tantzu, Taichung	+886-4-25341525#1559
Taiwan, 42749
www.spil.com.tw

Joint Statement by ASE and SPIL

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/11/18

November 18, 2016 - Advanced Semiconductor Engineering, Inc. ( TWSE code: 2311, NYSE code: ASX; “ASE”) and Siliconware Precision Industries Co., Ltd. (TWSE code: 2325, NASDAQ code: SPIL; “SPIL”) jointly announced today that on November 16, 2016, the Taiwan Fair Trade Commission (the “TFTC”) resolved to give clearance to the notification submitted by ASE on July 29, 2016, in respect of the merger participated by ASE and SPIL as well as a new holding company established through share exchange (the “Share Exchange”) between the two companies based on the joint share exchange agreement between ASE and SPIL dated June 30, 2016 (the “Joint Share Exchange).

ASE and SPIL respectfully agree with the TFTC’s press release, which indicates, among other things, that “the overall economic benefits outweigh the disadvantages resulting from competition restrictions from the Share Exchange”, “most of the respondents think the dual-brand independent operation model will reduce the impacts of adjusting the price”, “the Share Exchange has not caused obvious restrictive effects on competition in the global semiconductor packaging and testing market” and “the Share Exchange will also stimulate the development of technology for related industry supply chain.” ASE and SPIL firmly believe the completion of the Share Exchange will help improve their strategic position and create new opportunities for the future development and sustainable operations of the semiconductor industry, and will allow both companies to provide customers with better-quality, more efficient and wider -spectrum of packaging and testing services.

According to the Joint Share Exchange Agreement, the Share Exchange is subject to approval, consent or a decision not to prohibit the transaction by the antitrust law enforcement authorities of relevant countries or regions and approval by the shareholders’ meetings of each of ASE and SPIL. ASE and SPIL will continue to obtain necessary approvals for the Share Exchange in accordance with the Joint Share Exchange Agreement and relevant laws and regulations.

ASE spokesman: Iris Wu IR Manager Tel: +886.2.6636.5678 IR@aseglobal.com	SPIL spokesman: Mike Ma Vice president Tel: +886.4.2554.5527 mikema@spil.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: November 18, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer